Exhibit (a)(1)(A)
IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR CLASS M SHARES AT THIS TIME, NO ACTION IS REQUIRED AND YOU CAN DISREGARD THIS NOTICE.
______________________________________________________________________________________________________
August 26, 2014
Dear Stockholder:
Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) is offering to purchase up to $40 million of Class M shares from stockholders at $10.48 - the current net asset value (NAV) per share as of August 25th.
If you do not wish to sell your Class M shares at this time, no action is required and you can disregard this notice. If you are interested, the procedures for tendering some or all of your shares for repurchase are outlined in the attached documents.
The majority of stockholders owning Class M shares are not currently eligible for the Company’s regular ongoing Share Repurchase Plan and were last offered liquidity via a similar tender offer two years ago in August 2012 during which the Company repurchased $26.8 million in shares at the then current NAV per share of $9.76. The Company is conducting this tender offer to provide those Class M stockholders an alternative liquidity option at the full current NAV per share of $10.48 in advance of their eligibility for the Company’s Share Repurchase Plan later this year beginning in October.

The repurchase of shares through tender offers is a highly regulated activity and is subject to the tender offer rules of the Securities and Exchange Commission. Please pay close attention to these instructions and the cutoff dates for returning the required notices. Please note that a request to tender shares does not necessarily mean that the full amount of such request will be fulfilled. Unless otherwise extended, we anticipate announcing the results of this tender offer on or about September 25th.
If you have any questions regarding this tender offer and process, please contact the Company’s transfer agent, DST Systems, Inc. at (855) 652-0277 or your portfolio manager/financial advisor. Please note that no tender of shares delivered via facsimile, email or any method of delivery other than as indicated in the enclosed Offer to Purchase will be accepted.
Sincerely,
/s/ C. Allan Swaringen

C. Allan Swaringen
President and Chief Executive Officer